UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the period ended December 31, 2004

Energy East Corporation
__________________________
(Name of registered holding company)

52 Farm View Drive
New Gloucester, ME 04260
_________________________________
(Address of principal executive offices)

GENERAL INSTRUCTIONS

A. Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes and replaces any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, the Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

This form, including exhibits, shall be filed with the Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public-utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.

ITEM 1 - ORGANIZATION CHART

Instructions.

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
Name of Reporting Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

Completed only for the first three calendar quarters of the fiscal year of the registered holding company.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instructions.

With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Refer to Energy East Corporation's filing on Form U-6B-2 for the quarter ended December 31, 2004, for Cayuga Energy, Inc., Carthage Energy, LLC and South Glens Falls Energy, LLC. In addition to the Form U-6B-2 the following capital contribution occurred in the quarter:
Company Contributing Capital	Energy-Related Company Receiving Funds	Amount of Contribution

Energy East Enterprises, Inc.	New Hampshire Gas Corporation	$390,000
Energy East Corporation	Energy East Enterprises, Inc.	$250,000
Energy East Solutions, Inc	NYSEG Solutions, Inc.	$50,000
The Energy Network, Inc.	Cayuga Energy, Inc.	$1,100,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Instructions.

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

CNE Energy Services Group, Inc.	Energy East Solutions, Inc.	Marketing / Sales	$167,898	$16,440	-	$184,338
CNE Energy Services Group, Inc.	CNE Peaking, LLC	Marketing / Sales	$19,315	-	-	$19,315
CNE Peaking, LLC	Southern Connecticut Gas Company	Natural Gas Sales	$2,154,670	-	-	$2,154,670
Energetix, Inc.	NYSEG Solutions, Inc.	Gas Supply	$1,127,770	-	-	$1,127,770
Energy East Solutions, Inc.	TEN Companies, Inc.	Gas Supply	$(355,232)	-	-	$(355,232)
Energy East Solutions, Inc.	PEI Power II, LLC	Gas Supply	$272,977	-	-	$272,977
PEI Power II, LLC	NYSEG Solutions, Inc.	Electric Supply	$14,030	-	-	$14,030
Hartford Steam Company	Connecticut Natural Gas Corporation	Steam Settlement	$(102,887)	-	-	$(102,887)

Part II - Transactions performed by associate companies on behalf of reporting companies

Instructions.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Southern Connecticut Gas Company	CNE Energy Services Group	Operational Services	$39,764	-	-	$39,764
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Operational and Support Services	$55,953	-	-	$55,953
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Property Rental	$27,136	-	-	$27,136
Southern Connecticut Gas Company	CNE Peaking, LLC	Sales / Services	$285,693	-	-	$285,693
Southern Connecticut Gas Company	Total Peaking Services, LLC	Rents / Support Services	$320,172	-	-	$320,172
Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Support Services	$30,900	$3,644	-	$34,544
Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Rent	$19,932	-	-	$19,932
TEN Companies, Inc.	CNE Energy Services Group, Inc.	Management Services	$15,000	-	-	$15,000
Energy East Solutions, Inc.	Energetix, Inc.	Gas Supply	$11,011,079	-	-	$11,011,079
Rochester Gas and Electric Corporation	Energetix, Inc.	Support Services	$70,445	-	-	$70,445
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

NYSEG Solutions, Inc.	Energetix, Inc.	Electric Supply ICAP	$129,116	-	-	$129,116
New York State Electric & Gas Corporation	Energy East Solutions, Inc.	Gas Supply	$54,453	-	-	$54,453
Energy East Solutions, Inc.	NYSEG Solutions, Inc.	Gas Supply	$3,363,955	-	-	$3,363,955
South Glens Falls Energy, LLC	NYSEG Solutions, Inc.	Electric Supply	$384,104	-	-	$384,104
Carthage Energy, LLC	NYSEG Solutions, Inc.	Electric Supply	$188,253	-	-	$188,253
New York State Electric & Gas Corporation	NYSEG Solutions, Inc.	Support Services	-	$50,850	-	$50,850
NYSEG Solutions, Inc.	South Glens Falls Energy, LLC	Gas Supply	$1,033,975	-	-	$1,033,975
NYSEG Solutions, Inc.	Carthage Energy, LLC	Gas Supply	$27,076	-	-	$27,076
Central Maine Power Company	Union Water Power Company	Billing	$2,074	-	-	$2,074

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

Energy East Corporation
($ in Thousands)
Total consolidated capitalization as of December 31, 2004	$5,589,048		line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$838,357		line 2
Greater of $50 million or line 2		$838,357	line 3
Total current aggregate investment: (categorized by major line of energy-related business)

Category i (energy management services and
 demand side management)
Category v (brokering and marketing of
 energy commodities)
Category vi (production, conversion, sale and
 distribution of thermal energy products)
Category viii (development, ownership and
 operation of "qualifying facilities" under the
 Public Utility Regulatory Policy Act of 1978)
Category ix (fuel transportation, handling and
 storage facilities)

	* * * * *

Total current aggregate investment		$23,448	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$814,909	line 5
Investments in gas-related companies:
LNG Storage Partners	$7,267
LNG Marketing Partners	$9,326

Total current aggregate investment:		$16,593

* Items filed confidentially pursuant to rule 104.

ITEM 5 - OTHER INVESTMENTS

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Differences in Other Investment

Items filed confidentially pursuant to rule 104.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Copies of the balance sheet (Exhibit 6A-1) and income statements (Exhibit 6A-2) for certain companies listed in Item 1 are filed confidentially pursuant to rule 104.

Financial Statements:

LNG Storage Partners
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

LNG Marketing Partners
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Energetix, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

CNE Energy Services Group, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Total Peaking Services, LLC
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

CNE Peaking, LLC
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

New Hampshire Gas Corporation
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Seneca Lake Storage, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Energy East Solutions, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

NYSEG Solutions, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Cayuga Energy, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

PEI Power II, LLC
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Carthage Energy, LLC
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

South Glens Falls Energy, LLC
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

TEN Companies, Inc.
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

The Hartford Steam Company
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

TEN Transmission Company
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

Union Water Power Company
Balance Sheet - As of December 31, 2004
Income Statement - Three Months and Twelve Months Ended December 31, 2004

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

None.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

With the signature below, the company certifies that a conformed copy of Form U-9C-3 for the previous quarter has been filed with the following state commissions:

Honorable Janet H. Deixler
Secretary
NYS Department of Public Service
3 Empire State Plaza
Albany, NY 12223

Mr. Dennis Keschl
Administrative Director
Maine Public Utility Commission
242 State Street
18 State House Station
Augusta, ME 04333-0018

Louise Rickard
Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

The Commonwealth of Massachusetts
Department of Telecommunications & Energy
Office of Utility Accounting
One South Station
Boston, MA 02110

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation
March 29, 2005	By: /s/Robert E. Rude Name: Robert E. Rude Title: Vice President and Controller